Exhibit 99.1

PRESS RELEASE Brussels, 26 February 2014 – 1 / 27

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Fourth Quarter and Full Year 2013 Results

HIGHLIGHTS

Except where otherwise stated, the comments below are based on organic figures and refer to FY13 and 4Q13 versus the same period of last year. For important disclaimers please refer to page 20.

•	Revenue growth: Revenue grew 3.3% in FY13 and 4.6% in 4Q13, with revenue per hl growth of 5.8% in FY13 and 8.4% in 4Q13 on a constant geographic basis, resulting from favorable brand mix and revenue management best practices

•	Volume performance: Total and own beer volumes declined 2.0% in FY13, while non-beer volumes decreased 2.2%. In 4Q13, total volumes declined 1.7%, with own beer volumes down 2.0% and non-beer volumes flat

•	Focus Brands: Our Focus Brands volumes declined by 0.9% in FY13, driven by challenging macro-economic conditions in a number of our markets. Our global brands grew 4.7% in FY13, led by growth in Budweiser and Corona of 6.4% and 3.9%, respectively. In 4Q13, our Focus Brands declined by 2.1%, with growth in our global brands of 2.9%

•	Cost of Sales (CoS): CoS increased 0.9% in FY13 and decreased by 0.3% in 4Q13. CoS per hl increased 4.3% in FY13 and 1.9% in 4Q13 on a constant geographic basis

•	EBITDA: EBITDA grew 8.1% in FY13 to 17 188 million USD, with a margin of 39.8%, an increase of 179 bps. In 4Q13, EBITDA grew 13.1% to 5 199 million USD with margin expansion of 336 bps, and includes a 143 million USD one time gain, recorded in other operating income, related to the recovery of restricted funds in Brazil

•	Net finance costs: Net finance costs (excl. non-recurring net finance costs) in FY13 were 2 486 million USD, and 669 million USD in 4Q13

•	Income taxes: Income tax in FY13 was 2 016 million USD with a normalized effective tax rate of 16.6%, compared to an income tax expense of 1 680 million USD in FY12 with a normalized effective tax rate of 16.1%

•	Profit: Normalized profit attributable to equity holders of AB InBev grew 10.2% in nominal terms to 7 936 million USD in FY13 from 7 201 million USD in FY12. Normalized profit in 4Q13 increased by 34% in nominal terms to 2 374 million USD in 4Q13 from 1 772 million USD in 4Q12

•	Earnings per share: Normalized earnings per share (EPS) grew by 9.1% to 4.91 USD in FY13 from 4.50 USD in FY12, and increased by 32.7% to 1.46 USD in 4Q13 from 1.10 USD in 4Q12

•	Cash flow: Cash flow from operating activities increased to 13 864 million USD in FY13 from 13 268 million USD in FY12, despite significant foreign exchange headwinds

•	Net debt: Our net debt as of 31 December 2013 was 38.8 billion USD, an increase of 8.7 billion USD from 31 December 2012, mainly due to the combination with Grupo Modelo. The net debt to normalized EBITDA ratio increased from 1.94x at the end of 2012 to 2.26x on a reported basis as of 31 December 2013, or 2.16x when including 12 months of Grupo Modelo EBITDA

•	Dividend: The AB InBev Board proposes a final dividend of 1.45 EUR per share, subject to shareholder approval at the AGM on 30 April 2014, bringing the total dividend for the fiscal year 2013 to 2.05 EUR per share, an increase of 21% over fiscal year 2012. If approved, the shares will trade ex-coupon as of 5 May 2014 and dividends will be payable as from 8 May 2014. The record date will be 7 May 2014

•	2013 Full Year Financial Report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 26 February 2014 – 2 / 27

Figure 1. Consolidated performance (million USD)

	FY12 Reported	FY12 Reference Base	FY13	Organic growth
Total volumes (thousand hls)	402 631	430 821	425 939	-2.0%
AB InBev own beer	352 921	381 111	377 177	-2.0%
Non-beer volumes	47 756	47 756	46 739	-2.2%
Third party products	1 954	1 954	2 023	2.8%
Revenue	39 758	42 927	43 195	3.3%
Gross profit	23 336	25 173	25 601	5.0%
Normalized EBITDA	15 525	16 480	17 188	8.1%
Normalized EBIT	12 779	13 537	14 203	9.3%
Normalized profit attributable to equity holders of AB InBev	7 201		7 936
Profit attributable to equity holders of AB InBev	7 160		14 394

Normalized earnings per share (USD)	4.50		4.91
Earnings per share (USD)	4.48		8.90

Margins
Gross margin	58.7%	58.6%	59.3%	96	bp
Normalized EBITDA margin	39.0%	38.4%	39.8%	179	bp
Normalized EBIT margin	32.1%	31.5%	32.9%	182	bp

	4Q12 Reported	4Q12 Reference base	4Q13	Organic growth
Total volumes (thousand hls)	100 098	111 987	110 442	-1.7%
AB InBev own beer	85 826	97 715	96 140	-2.0%
Non-beer volumes	13 804	13 804	13 809	—
Third party products	468	468	493	5.4%
Revenue	10 287	11 621	11 711	4.6%
Gross profit	6 187	7 001	7 229	7.9%
Normalized EBITDA	4 392	4 814	5 199	13.1%
Normalized EBIT	3 679	4 021	4 365	14.5%
Normalized profit attributable to equity holders of AB InBev	1 772		2 374
Profit attributable to equity holders of AB InBev	1 736		2 519

Normalized earnings per share (USD)	1.10		1.46
Earnings per share (USD)	1.09		1.54

Margins
Gross margin	60.1%	60.2%	61.7%	186	bp
Normalized EBITDA margin	42.7%	41.4%	44.4%	336	bp
Normalized EBIT margin	35.8%	34.6%	37.3%	325	bp

MANAGEMENT COMMENTS

In 2013, Anheuser-Busch InBev continued to focus on creating and expanding opportunities, by investing for the long-term, building on our strong position as the brewer of many of the world’s favorite beer brands, and constantly striving to deliver on big goals and even bigger dreams. As a result, our team delivered solid progress on many fronts during the past year, including:

•	Growth in key financial measures such as revenue, EBITDA, operating cash flow and normalized earnings per share

•	The successful integration of Grupo Modelo, a truly exciting development that we believe will unlock opportunities for growth in Mexico, one of the largest beer markets in the world, and deliver global brand growth, new market potential, and substantial cost synergies

•	Ongoing expansion of our Global Brands, Budweiser, Stella Artois and our newest global brand, Corona

•	A powerful innovation pipeline that has produced industry-leading new products

•	Significant strides forward in our Better World programs focused on promoting responsible drinking, environmental stewardship and community involvement

We faced some challenging macro-economic conditions in a number of our markets during the year, resulting in a volume performance below our expectations. However, we are proud of the

PRESS RELEASE Brussels, 26 February 2014 – 3 / 27

way our people stepped up to those challenges and remained focused on driving future profitable growth and shareholder value creation. We are excited about the plans we have in place to drive top-line growth in 2014, and are supporting these plans with incremental investments in sales & marketing and commercial capex.

Performance Powered by Global Brands

Total revenue increased by 3.3% to 43.2 billion USD. This was mainly due to a good performance by our Global Brands, which grew by 4.7%, and revenue management initiatives that drove higher revenue per hl. We saw excellent growth from Budweiser, which rose by 6.4% due to its strong appeal in China, Brazil, Russia and the UK, while Corona grew by 3.9%, with a strong performance in Mexico and other key export markets.

Cost of sales per hl increased by 4.3%, primarily reflecting global commodity cost increases and transactional currency impact, partially offset by cost synergies in Mexico and tight cost management. Sales and marketing expenses increased by 4.5%, as we actively invested to grow our brands.

EBITDA grew 8.1%, while EBITDA margin expanded by 179 bps to 39.8%, benefitting from revenue per hl growth, tight cost discipline, and the synergies derived from the Grupo Modelo combination. Normalized profit attributable to equity holders was up 10.2% to 7.9 billion USD, or 4.91 USD per share, compared to 7.2 billion USD, or 4.50 USD per share in 2012. Operating cash flow grew by 4.5% to 13.9 billion USD. We ended 2013 with a ratio of net debt to EBITDA of 2.16x, which includes the annualized impact of the Grupo Modelo transaction. In January 2014, we announced the proposed acquisition of Oriental Brewery in South Korea, and as a consequence of this transaction we expect to achieve our net debt to EBITDA target of below 2.0 times after the end of 2014.

In keeping with our commitment to return value to shareholders, and to provide a stable and growing dividend stream, the AB InBev Board declared a total dividend for fiscal year 2013 of 2.05 EUR per share. This includes an interim dividend of 0.60 EUR per share paid in November 2013 and a proposed final dividend of 1.45 EUR per share which, if approved, will be paid in May 2014.

Grupo Modelo: Expanding Brands, Markets and Synergies

In June 2013 we successfully completed our combination with Grupo Modelo and are already beginning to realize the benefits of this important combination. The Mexico team has quickly and enthusiastically embraced our culture. As a result, we have realized cost synergies to date of approximately 460 million USD, with approximately 385 million USD being delivered since the combination, and an additional 75 million USD being delivered prior to the closing as a result of best practice sharing. We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the majority of that by the end of 2015. We also remain on track to deliver 500 million USD of working capital improvements in the first two years after closing.

Beyond the synergies, there are many factors that make this transaction a source of exciting long-term growth prospects. The addition of Mexico gives us a solid position in the world’s fourth largest beer profit pool, a market with very attractive growth potential. With the addition of Corona as our newest global brand, we plan to take full advantage of opportunities to introduce this unique and iconic brand to more legal age consumers around the world. Finally, we see great potential to introduce and grow other AB InBev brands through our distribution network in Mexico.

PRESS RELEASE Brussels, 26 February 2014 – 4 / 27

This truly has been one of our most effective and smoothest integrations to-date, in a long and active history of business combinations. We are off to a great start and we look forward to more success in the future.

Strengthening our Position in Asia Pacific

In January 2014 we announced an agreement to reacquire Oriental Brewery (OB), the leading brewer in South Korea, for 5.8 billion USD. This transaction reunites OB with AB InBev, which sold the business in 2009 as part of our deleveraging commitment following the combination with Anheuser-Busch, with an option to reacquire the business. As a result of the agreement entered into in 2009, AB InBev will also receive approximately 320 million USD in cash at closing from this transaction, subject to closing adjustments. OB has a strong portfolio of brands, including Cass, the number one beer brand in South Korea, as well as OB Golden Lager and Cafri, and will be a major addition to our platform in the fast-growing Asia Pacific region. South Korea is an attractive beer market, with a strong domestic growth outlook and rising demand for premium beer brands. Since 2009, its talented, dedicated team has made OB the largest brewer in its market. We are excited by the opportunity to continue to grow the OB brands in both domestic and export markets, while expanding distribution in South Korea of AB InBev brands such as Budweiser, Corona and Hoegaarden, and provide additional consumer choice and share best practices. The transaction is subject to regulatory approval in South Korea, as well as other customary closing conditions, and is expected to close in the first half of 2014.

Balanced Markets and Global Presence

Our expansion into Mexico and our planned return to South Korea highlight an important point about our market strategy: we are focused on the world’s most significant beer profit pools, with a healthy balance between established and developing markets. In fact, our four top markets, the US, Brazil, China and Mexico, account for almost half of the world’s beer industry volume. Developing markets represented 64% of our beer volumes in 2013, and the potential for greater contributions from these regions is an important driver of future value creation for AB InBev.

While several of our key markets faced challenging industry and economic conditions in the past year, our global presence enabled us to advance strategically and operationally in each region. We can point to examples of progress in each Zone. In North America our Ritas and Budweiser Black Crown innovation were hits with consumers. Corona volume was driven by solid growth in Mexico and its main export markets. Budweiser and Stella Artois are growing ahead of the industry in Brazil. Market share in most of our Latin America South markets was stable or growing due to a strong brand portfolio and our innovations. Brand health was strong for Jupiler and Leffe in their key Western European markets. Budweiser has established a solid foothold in the premium segment in Russia and Ukraine. And our growth continues to be extremely robust in China, due to the increasing popularity of Budweiser and Harbin, with a brewery expansion program and selective brewery acquisitions to support our growth in new regions of the country.

We have also combined our Western Europe and Central & Eastern Europe units into a single Europe Zone, with effect from January 2014, and believe this structure will enhance our ability to leverage opportunities and address challenges in the region.

Capturing New Growth Opportunities

We maintain a constant focus on the long-term growth prospects for our business. This strategic perspective motivates us to look at our business in fresh ways, continually seeking and seizing upon opportunities for future growth. For example, while we are the world’s largest brewer, we do not believe our potential is limited to traditional beer occasions and consumption

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opportunities. Our strategies are aimed at capturing an increasing “share of throat” by attracting consumers from categories such as wine, hard liquor and other alcoholic beverages; creating new occasions for beer such as the aperitif with Leffe; and developing beer-based drinks for legal age non-beer drinkers, for example the Ritas which have been popular with women.

This broader view of the total alcohol beverage market underlines our goal to create new occasions to share our products with consumers, to launch innovative products that appeal to a greater variety of tastes, and to build closer connections with today’s consumers through a wide range of channels, including digital and social media. We are confident that our approach will drive the top-line growth that is essential to long-term profitability and shareholder value creation.

To grow our business, we are developing deeper insights into the behavior and motivations of adult consumers. We aim to understand their fundamental values, and also how their preferences and expectations are shaped by different occasions. These insights have enabled us to create and position products for specific moments of consumption: enjoying a game or music event with friends, shifting toward a more relaxed mood after work, celebrating at a party, or sharing a meal.

Consumer insights drive our innovation platform. In the US, we introduced Stella Artois Cidre, as well as Bud Light Lime Straw-Ber-Rita, to win consumers who would normally choose beverages other than beer. Our expansion of Shock Top and the national roll-out of Goose Island was a response to a greater consumer interest in craft beer in the US. We have developed products for night life occasions, such as Quilmes Night in Argentina. And we emphasize the complementary pairing of beer with food, through such brands as Stella Artois, Leffe, and Hoegaarden, while the new Budweiser Supreme and the nationwide expansion of Harbin Cooling enhance dining occasions in China. Other innovations driven by consumer insights include packaging and promotions, such as our successful 300 ml returnable glass bottles in Brazil, and new cooler displays for retail stores that reflect consumers’ desires for cold beer. Additionally, Brahma 0,0% offers a non-alcohol beer option for traditional soft drink occasions.

We are continuing to create connections between consumers and our brands through social and digital media. We have allocated significant marketing resources to digital activation, and our brands now have over 100 million fans and followers across Facebook, Twitter and other relevant social media platforms. In the past year, we also connected with consumers through major events including the Budweiser Made in America and MADE for Music festivals; sports sponsorships such as the FIFA Confederations Cup Brazil 2013, the National Football League (NFL), the Super Bowl and Major League Baseball (MLB) in the US; and other flagship global events.

Our ability to capture these growth opportunities reflects our strong Dream-People-Culture platform. We are inspired by our Dream to be the Best Beer Company in a Better World. We attract and cultivate People who are talented, dedicated and hard-working, and we have a Culture centered on an ownership mind-set that motivates people to perform at their best. We appreciate the vital contributions of our colleagues around the world, and continue to invest in programs to attract, develop and retain the people who are our true sustainable competitive advantage. In this regard, we are pleased to note that our growth has enabled us to attract top global talent in increasing numbers, with record participation in our Global Management Trainee and MBA programs this year.

PRESS RELEASE Brussels, 26 February 2014 – 6 / 27

Sharing Opportunities for a Better World

AB InBev’s role as a strong, growing global enterprise gives us the opportunity, and also the responsibility, to improve the world in which we live and work. During 2013, we made strides in each of the three areas that embody our Better World dream.

•	Promoting Responsible Drinking. We made solid progress toward our Responsible Drinking goals, educating consumers about the need to designate a driver, encouraging millions of adults to talk with their children about underage drinking, and training bar and retail employees on responsible beverage sales.

•	Protecting and Preserving the Environment. We have met or exceeded our original Environmental Goals and committed to an even more ambitious set of goals to be achieved by the end of 2017, including further reductions in water usage, greenhouse gas emissions, energy consumption and packaging materials, as well as watershed protection efforts near key facilities and water-risk reduction initiatives in key barley growing regions.

•	Making a Difference in Our Communities. We have continued to contribute to the well-being of our communities around the world through emergency relief to areas hard hit by disasters, support for educational opportunity, and employee volunteer efforts.

A Future of Bright Potential

Looking ahead, we continue to see exciting long-term growth opportunities for AB InBev. We have a strong presence in the world’s largest and most profitable beer markets, including developing economies where a growing consumer class should drive increasing demand for our premium products. We have a diverse portfolio that includes six of the ten most valuable brands in the world according to BrandZ™, several of which are gaining share in new markets. We also believe we have the world’s strongest international premium portfolio. And we have a team of talented people, inspired by our ownership culture, who have proven their ability to perform across market cycles. To realize our opportunities, we will continue to:

•	Leverage our strong corporate culture, built on ownership, meritocracy and informality

•	Attract, develop and retain the very best people

•	Invest behind our Focus Brands, to drive the premiumisation of our portfolio and the beer category

•	Use consumer insights to guide growth-oriented innovation

•	Seek to expand our overall share of throat of alcoholic beverages

•	Pursue regional expansion in faster-growing markets

•	Lead in the use of social and digital media to connect with and engage consumers

•	Focus on excellence in execution and discipline in managing our resource allocation

•	Continue and intensify our efforts toward a Better World

Against this background, the main priorities for our key markets in 2014 include:

In the United States:

•	Invest behind our Focus Brands. Invest in the new creative and positioning of Bud Light, continue to drive improvements in Budweiser market share, grow our share of the above premium category, with a focus on Michelob Ultra, Stella Artois, Shock Top and Goose Island, and roll-out share of throat initiatives including new Ritas flavors, Stella Artois Cidre and our new cider brand, Johnny Appleseed

•	Sales execution and trade marketing initiatives. Continue to rollout “Your BPA” (Balanced Portfolio Approach), which is providing retailers with industry leading shelf space, assortment, and feature & display insights, supported by an individualized set of guidelines and recommendations to help them grow their business. Scale-up tested and proven trade marketing programs, especially in the on trade

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•	Revenue management. Grow revenue per hl through brand and package mix, including the new 16 ounce re-closeable aluminum bottle, pack price initiatives and optimization of our promotional activities.

In Mexico:

•	Grow the beer category. Expand per capita consumption through a strong portfolio of Focus Brands, including the Corona and Modelo brand families, Victoria and Bud Light, and enhance the shopping experience. Optimize the opportunity to drive new consumption occasions within Mexico through our 2014 FIFA World Cup sponsorship

•	Grow premium volumes. Leverage our domestic and international portfolio to grow premium brand volumes

•	Cost and working capital synergies. Continue to build on the strong results delivered in 2013, and deliver against our commitments to the market

In Brazil:

•	Increase demand and expand consumption occasions. Continue to focus on our revenue management initiatives and pack price strategy, expand the distribution of the 300 ml and the one liter returnable glass bottle packages, and introduce other packaging innovations to stimulate demand and increase consumption occasions

•	World Cup execution. Leverage our sponsorship of the 2014 FIFA World Cup, to drive volume, market share, brand equity and corporate reputation

•	Grow premium volumes. Further expand premium volumes by leveraging our strong domestic and international premium brand portfolio

•	Geographic opportunities. Execute specific plans in targeted areas where we see volume and market share opportunities

In China:

•	Grow consumer preference. Build on Budweiser’s leading position as an iconic premium brand, through growth in selective channels. Further expand Harbin and Harbin Ice as national core and core plus brands, respectively

•	Expansion. Continue to improve our footprint in the most attractive Chinese markets through greenfield developments and selected acquisitions, while growing distribution of our brands in new channels, cities and segments

•	Maximize performance in our key provinces. Grow our business in our established geographies of the north-east and south-east.

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OUTLOOK

Our outlook for 2014 is as follows:

(i)	Volumes: We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in 1Q14. We expect the Mexican beer industry to return to growth in FY14, driven by a stronger economy, as well as our own commercial programs. We expect Brazil beer industry volumes to resume growth in FY14, helped by the 2014 FIFA World Cup. We expect a year of solid industry volume growth in China

(ii)	Revenue per hl: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by low single digits

(v)	Sales & Marketing investments: We expect a low to mid teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales & marketing investments to be weighted towards the first half of the year, given the timing of relevant activations

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.0% to 4.5%. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs

(vii)	Effective Tax Rate: We expect the normalized effective tax rate (ETR) in FY14 to be between 21% and 23%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2015-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our guidance for net capital expenditure in FY14 is approximately 4.0 billion USD, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs

(ix)	Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2.0x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

REFERENCE BASE

For the purpose of comparing future results in FY14, we provide in Annex 3 the 2013 Reference Base. The 2013 Reference Base includes 12 months of Grupo Modelo operations to facilitate the understanding of AB InBev’s underlying business. The 2013 reference base further reflects the combination of Western Europe and Central & Eastern Europe into a single Europe Zone, and a number of intra-Zone management reporting changes which took effect on 1 January 2014.

PRESS RELEASE Brussels, 26 February 2014 – 9 / 27

OPERATING PERFORMANCE

Detailed segment information for the FY13 and 4Q13 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousands hls)

	FY12				Organic growth
	Reference		Organic		Total	Own beer
	Base	Scope	growth	FY13	volume	volume
North America	125 139	275	-3 299	122 116	-2.6%	-2.7%
Mexico	23 038	—	-672	22 366	-2.9%	-2.9%
Latin America - North	122 382	795	-4 049	119 128	-3.3%	-3.9%
Latin America - South	38 097	—	-1 179	36 918	-3.1%	-2.8%
Western Europe	29 634	—	-1 249	28 385	-4.2%	-4.3%
Central and Eastern Europe	22 785	—	-3 600	19 185	-15.8%	-15.8%
Asia Pacific	57 667	2 923	5 197	65 787	9.0%	9.0%
Global Export and Holding Companies	12 079	-223	198	12 054	1.7%	1.7%
AB InBev Worldwide	430 821	3 770	-8 652	425 939	-2.0%	-2.0%

	4Q12				Organic growth
	Reference		Organic		Total	Own beer
	base	Scope	growth	4Q13	volume	volume
North America	28 664	30	-546	28 148	-1.9%	-2.0%
Mexico	10 192	—	-458	9 733	-4.5%	-4.5%
Latin America - North	36 163	5	-733	35 435	-2.0%	-2.8%
Latin America - South	11 348	—	30	11 378	0.3%	0.4%
Western Europe	7 329	—	-264	7 065	-3.6%	-3.6%
Central and Eastern Europe	4 943	—	-1 225	3 718	-24.8%	-24.8%
Asia Pacific	9 861	410	973	11 244	9.9%	9.9%
Global Export and Holding Companies	3 487	-35	269	3 721	7.8%	7.8%
AB InBev Worldwide	111 987	410	-1 955	110 442	-1.7%	-2.0%

North America (NA)

North American total volumes decreased 2.6% in FY13 and 1.9% in 4Q13.

In the United States, we estimate that industry selling-day adjusted sales-to-retailers (STRs) declined by 1.8% in FY13 and by 0.7% in 4Q13, with our own STRs declining by 2.9% in FY13 and by 1.4% in 4Q13. Our fourth quarter STRs benefitted from some delays in the retail buy in ahead of our price increase, as communicated in our 3Q13 results announcement. Our shipment volumes (STWs) declined by 2.7% in FY13 and by 2.0% in 4Q13.

We estimate our market share declined by approximately 50 bps in FY13 and by 40 bps in 4Q13, mainly due to the mix shift to the high end where we under index versus the industry.

In FY13, we estimate the Budweiser and Bud Light families each lost approximately 15 bps of share, with both families being helped by strong performances from line extensions. We saw good market share growth in our above premium brands during the year, based on our estimates, with Budweiser Black Crown gaining approximately 20 bps of share and the Ritas family gaining over 50 bps of share. Michelob Ultra, Shock Top, Stella Artois and our other high end brands also added over 20 bps of share, by our estimates. We continue to focus on market share neutrality by investing behind our brands, implementing proven trade marketing programs and maintaining a strong innovation pipeline.

US beer-only revenue per hl grew by 3.1% in FY13, including a positive brand mix of approximately 90 bps. Brand mix was driven by continued growth of the Ritas family, the

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growth of Michelob Ultra, Shock Top, Stella Artois and our other above premium brands, as well as consumer trade-up from our value brands. In 4Q13, US beer-only revenue per hl grew by 1.3%, being adversely impacted by some delays in the timing of our 2013 price increase, as previously communicated. We also faced a tough shipment mix comparable in 4Q13, due to the preparation for the launch of our above premium innovations in early 2013.

EBITDA margin in the US in FY13 grew by 20 bps to 41.9%.

In Canada, our beer volumes declined by 2.3% in FY13, and by 0.3% in 4Q13, with the fourth quarter benefitting from an easy comparable due to the ice hockey lock-out in 4Q12. We estimate our market share was down approximately 40 bps during FY13, ending the year at 40.1%, with a strong performance by Bud Light which grew both volume and share. As previously announced, we will begin distribution of the Grupo Modelo brands in Canada, with effect from March 2014, further enhancing the quality of our Canadian brand portfolio.

North American EBITDA grew by 0.4% to 6 728 million USD in FY13, with EBITDA margin growing marginally to 42.0%. EBITDA declined by 0.9% to 1 549 million USD in 4Q13, with margin contraction of 23 bps driven by higher sales and marketing investments as well as higher administrative expenses related to the timing of variable compensation accruals.

Mexico

Mexican beer industry volumes in 2013 were impacted by a soft economy and severe weather in September. The announcement of direct and indirect tax increases, with effect from the beginning of 2014, also had a negative impact on consumer confidence towards the end of the year. Our own volumes were down 2.0% for the full 12 months of 2013 and 4.5% in 4Q13. We estimate our market share for the year was 58.4%, an improvement from historical levels of 58.0%. The Corona family and Bud Light both performed well during the year.

Domestic beer-only revenue per hl in Mexico grew by 6.6% in FY13 and by 7.3% in 4Q13 driven by our revenue management initiatives, including some one time benefits from improvements in brand segmentation.

Cost synergies realized to date amount to approximately 460 million USD, with approximately 385 million USD being delivered since the closing, and an additional 75 million USD delivered by Modelo management prior to the integration as part of best practice sharing. The majority of the cost savings are being realized in the Mexico Zone with the remainder being delivered in Global Export and Holding Companies (GEHC). We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the majority of that by the end of 2015. We also remain on track to deliver 500 million USD of working capital improvements in the first two years after closing, with approximately 400 million USD being delivered in FY13.

Mexico EBITDA in FY13 grew by 54.0% to 1 281 million USD with an EBITDA margin enhancement of 1 475 bps to 46.3%, reflecting the capture of cost synergies from the implementation of manufacturing best practices, procurement initiatives and overhead reductions. In 4Q13, Mexico EBITDA grew by 44.4% to 575 million USD with an EBITDA margin enhancement of 1 274 bps to 48.1%.

Latin America North (LAN)

LAN volumes declined by 3.3% in FY13, with beer volumes down 3.9% and soft drinks volumes down 1.7%. In 4Q13, total volumes were down 2.0%, with beer volumes down 2.8%, and soft drinks volumes flat.

PRESS RELEASE Brussels, 26 February 2014 – 11 / 27

In Brazil, our beer volumes declined by 4.3% in FY13, and by 3.4% in 4Q13. The beer industry faced a challenging year, driven mainly by poor weather and high food inflation putting pressure on consumer disposable income. Despite these headwinds, we managed to deliver solid revenue per hl and EBITDA growth in 2013, through a combination of our strong commercial initiatives and good cost management.

Our premium brands continue to grow ahead of the rest of our portfolio, with solid performance from Budweiser, Stella Artois and Original. We also launched Brahma 0,0%, our non-alcoholic variant of Brahma, which became the No.1 brand in a category which grew by over 50% in the year.

We estimate that Brazil beer industry volumes declined by 3.5% in FY13 and by 2.8% in 4Q13. Our market share declined by approximately 40 bps in the fourth quarter, and by 60 bps in FY13, by our estimates, ending the year with an average estimated market share of 67.9%, within our historical market share range of 67% to 69%.

Brazil beer revenue per hl grew by 9.3% in FY13 and by 11.7% in 4Q13, benefiting from our revenue management initiatives, positive premium mix and increased weight of own distribution.

Cost of Sales per hl in LAN increased by 11.7% in FY13, and 11.8% in 4Q13, due to unfavorable foreign exchange transactional impact, unfavorable package mix and higher depreciation, partly offset by lower commodity costs.

LAN EBITDA rose 10.1% to 5 819 million USD in FY13 with margin expansion of 230 bps to 53.5%. In 4Q13, EBITDA increased by 19.0% to 2 139 million USD, with margin expanding by 504 bps to 63.1%. Distribution expenses increased by 14.6% in FY13 and 18.6% in 4Q13, mostly due to a higher mix of own distribution. Administrative expenses increased by 4.9% in FY13, with an increase of 80.6% in 4Q13, due mainly to the timing of variable compensation accruals during the year. Other operating income in the quarter grew by 229 million USD which included a 143 million USD one time gain related to the recovery of restricted funds.

Latin America South (LAS)

Total volumes in LAS decreased by 3.1% in FY13 with beer volumes down 2.8% and non-beer volumes down 3.5%. In 4Q13, total volumes increased by 0.3% with beer volumes up 0.4% and non-beer volumes flat.

Our beer volumes in Argentina showed a decline of 1.9% in FY13. During the quarter, however, our volumes were up 1.8% driven by good weather, solid contributions from our innovations and market share gains as a result of strong performance from Stella Artois and Brahma. We estimate that our market share reached 78.5% in FY13.

LAS EBITDA grew 17.4% to 1 491 million USD in FY13 with an EBITDA margin increase of 130 bps to 45.6%, driven by revenue growth offset by high cost inflation. In 4Q13, EBITDA grew 20.6%, with EBITDA margin growth of 167 bps to 53.9%.

PRESS RELEASE Brussels, 26 February 2014 – 12 / 27

Western Europe (WE)

Own beer volumes declined by 4.3% in FY13 and by 3.6% in 4Q13.

In Belgium, own beer volumes declined 3.0% in FY13, mainly driven by a weak weather–related industry performance in the first half of the year. 4Q13 volumes grew 0.4%, driven by a marginal gain in share.

In Germany, own beer volumes decreased 7.1% in FY13 and 8.0% in 4Q13, as a result of a weak industry and market share decline due to a challenging pricing environment.

In the United Kingdom, own product volumes decreased by 3.0% in FY13 and by 2.9% in 4Q13. Budweiser performed well in FY13, with volumes increasing by 3.0%.

WE zone EBITDA decreased 5.0% to 1 125 million USD in FY13 with an EBITDA margin decline of 86 bps to 31.1%, mainly due to the volume decline. In 4Q13, EBITDA declined 11.1% to 287 million USD.

Central & Eastern Europe (CEE)

Beer volumes in CEE decreased by 15.8% in FY13 and by 24.8% in 4Q13.

In Russia, our beer volumes declined 13.6% in FY13 and 15.0% in 4Q13, driven by industry weakness following significant regulatory changes, and market share loss in the value segment in line with our premiumization strategy. In FY13, Premium and Super Premium products represented 37% of our Russian volumes, up from 35% in FY12.

In Ukraine, our beer volumes declined 18.9% in FY13, impacted by a volume decline of 41.3% in 4Q13, with the instability in the country significantly impacting beer consumption.

EBITDA declined 11.1% to 225 million USD in FY13 mainly due to the weak industry performance during the year.

Asia Pacific (APAC)

Asia Pacific beer volumes grew by 9.0% in FY13 and by 9.9% in 4Q13.

Our beer volumes in China grew by 8.9% in FY13 and by 9.8% in 4Q13 driven by estimated industry growth and market share gains. We estimate that our market share reached 14.1% during FY13, excluding the acquisition of Asia Breweries, up from an estimated 13.4% in FY12. This increase is mainly due to strong organic volume growth driven by our Focus Brands strategy, and geographic expansion. Budweiser remains the largest premium brand in China with a premium share of over 50%.

EBITDA grew 31.5% to 546 million USD in FY13 with an EBITDA margin expansion of 169 bps, mainly driven by revenue per hectoliter growth of 8.2% and improved operating leverage.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -25 million USD in FY13 compared to -54 million USD in FY12, and -4 million USD in 4Q13 compared to -21 million USD in 4Q12.

PRESS RELEASE Brussels, 26 February 2014 – 13 / 27

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	FY12 Reported	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Revenue	39 758	42 927	212	-1 373	1 428	43 195	3.3%
Cost of sales	-16 422	-17 754	-105	429	-165	-17 594	-0.9%
Gross profit	23 336	25 173	108	-943	1 263	25 601	5.0%
Distribution expenses	-3 787	-4 082	9	173	-160	-4 061	-3.9%
Sales and marketing expenses	-5 254	-5 803	-19	123	-259	-5 958	-4.5%
Administrative expenses	-2 200	-2 544	-5	47	-37	-2 539	-1.5%
Other operating income/(expenses)	684	793	—	-82	450	1 160	56.8%
Normalized profit from operations (normalized EBIT)	12 779	13 537	92	-682	1 256	14 203	9.3%
Non-recurring items above EBIT	-32					6 240
Net finance cost	-2 348					-2 486
Non-recurring net finance cost	-18					283
Share of results of associates	624					294
Income tax expense	-1 680					-2 016
Profit	9 325					16 518
Profit attributable to equity holders of AB InBev	7 160					14 394
Profit attributable to non-controlling interest	2 165					2 124

Normalized EBITDA	15 525	16 480	122	-753	1 340	17 188	8.1%
Normalized profit attributable to equity holders of AB InBev	7 201					7 936

	4Q12 Reported	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Revenue	10 287	11 621	6	-456	540	11 711	4.6%
Cost of sales	-4 100	-4 620	-1	128	12	-4 482	0.3%
Gross profit	6 187	7 001	5	-328	551	7 229	7.9%
Distribution expenses	-932	-1 054	10	48	-51	-1 047	-4.8%
Sales and marketing expenses	-1 238	-1 465	8	21	-42	-1 477	-2.9%
Administrative expenses	-566	-716	11	18	-116	-802	-16.2%
Other operating income/(expenses)	228	255	1	-33	239	462	93.8%
Normalized profit from operations (normalized EBIT)	3 679	4 021	36	-273	582	4 365	14.5%
Non-recurring items above EBIT	-43					-13
Net finance cost	-790					-669
Non-recurring net finance cost	-8					132
Share of results of associates	126					6
Income tax expense	-492					-468
Profit	2 472					3 353
Profit attributable to equity holders of AB InBev	1 736					2 519
Profit attributable to non-controlling interest	736					834

Normalized EBITDA	4 392	4 814	41	-288	632	5 199	13.1%
Normalized profit attributable to equity holders of AB InBev	1 772					2 374

Revenue

Revenue grew 3.3% in FY13 and 4.6% in 4Q13, with revenue per hl growth of 5.6% in FY13 and 7.1% in 4Q13. On a constant geographic basis, revenue growth per hl improved 5.8% in FY13 and 8.4% in 4Q13.

PRESS RELEASE Brussels, 26 February 2014 – 14 / 27

Cost of Sales (CoS)

Cost of Sales (CoS) increased 0.9% in FY13, or 4.3% per hl on a constant geographic basis. The increase in CoS was driven by higher commodity costs and the transactional impact of foreign exchange in Brazil, partially offset by cost synergies from implementation of best practices and procurement initiatives in Mexico. In 4Q13, CoS decreased by 0.3%, and increased by 1.9% per hl on a constant geographic basis.

Operating expenses

Total operating expenses increased by 0.1% in FY13 and decreased by 1.0% in 4Q13:

•	Distribution expenses increased by 3.9% in FY13 and 4.8% in 4Q13 with lower distribution expenses in the US and the capture of cost synergies in Mexico, offset by increased own distribution in Brazil, higher labor costs and transportation expenses in Argentina, and geographic expansion in China

•	Sales and marketing expenses increased 4.5% in FY13 and 2.9% in 4Q13 with higher investments behind our brands and innovations.

•	Administrative expenses increased by 1.5% in FY13 and by 16.2% in 4Q13, mainly reflecting the timing of accruals for variable compensation

•	Other operating income was 1 160 million USD in FY13 compared to 793 million USD in FY12, and 462 million USD in 4Q13 compared to 255 million USD in 4Q12, mainly due to government incentives linked to our investments in Brazil, and a one-time gain in Brazil of 143 million USD, recorded in 4Q13, related to the recovery of restricted funds

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	FY12	FY13	4Q12	4Q13
Restructuring (including impairment losses)	-36	-118	-20	—
Fair value adjustments	—	6 410	—	—
Business and asset disposal (including impairment losses)	58	30	-4	-9
Acquisition costs related to business combinations	-54	-82	-19	-4

Impact on profit from operations	-32	6 240	-43	- 13

Normalized profit from operations excludes non-recurring items of 6 240 million USD in FY13, mainly reflecting the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement in line with IFRS accounting standards. In 4Q13, non-recurring items were -13 million USD.

Net finance costs

Figure 5. Net finance costs (million USD)

	FY12	FY13	4Q12	4Q13
Net interest expense	-1 802	-1 719	- 453	- 389
Net interest on net defined benefit liabilities	- 160	- 156	- 39	- 40
Accretion expense	- 270	- 360	- 71	- 124
Other financial results	- 116	- 251	- 227	- 116
Net finance costs	-2 348	-2 486	- 790	- 669
Mark-to-market adjustment	—	384	—	133
Other	- 18	- 101	- 9	- 1
Non-recurring net finance costs	- 18	283	- 9	132

	-2 366	-2 203	- 799	- 537

PRESS RELEASE Brussels, 26 February 2014 – 15 / 27

FY13 net finance costs (excluding non-recurring net finance costs) were 669 million USD in 4Q13 compared with 790 million USD in 4Q12, and 2 486 million USD in FY13 compared to 2 348 million USD in FY12. Other financial results of -116 million USD in 4Q13 include a gain of 158 million USD linked to the hedging of our share-based payment programs in the quarter, offset by negative currency results and the payment of bank fees and taxes in the normal course of business.

Non-recurring net finance results were 283 million USD in FY13 and 132 million USD in 4Q13 resulting from mark-to-market adjustments in 4Q13 on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2013, 100% of the deferred share instrument had been hedged at an average price of approximately 68 EUR per share.

Share of results of associates

FY13 recorded a share of results of associates of 294 million USD, compared to 624 million USD in FY12 mainly attributable to the results of Grupo Modelo up to the closing of the combination on 4 June 2013.

Income tax expense

Figure 6. Income tax expense (million USD)

	FY12	FY13	4Q12	4Q13
Tax expense	1 680	2 016	492	468
Effective tax rate	16.2%	11.1%	17.3%	12.3%
Normalized effective tax rate	16.1%	16.6%	17.4%	13.3%

The total income tax expense amounts to 2 016 million USD in FY13 compared to 1 680 million USD in FY12. The effective tax rate decreased to 11.1% in FY13 from 16.2% in FY12. The decrease in the effective tax rate mainly results from the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, non-taxable gains from certain derivatives related to the hedging of share-based payment programs, changes of profit mix to countries with lower marginal tax rates, as well as incremental income tax benefits. This decrease was partially offset by the combination with Grupo Modelo, which has a nominal tax rate of 30%.

The normalized tax rate increased from 16.1% in FY12 to 16.6% in FY13, mainly resulting from a change of country mix following the combination with Grupo Modelo.

In 4Q13, income tax was 468 million USD with an ETR of 12.3%, compared to an income tax expense of 492 million USD in 4Q12 with an ETR of 17.3%. The decrease in the normalized ETR from 17.4% in 4Q12 to 13.3% in 4Q13 mainly results from the benefit of the deduction of interest on own capital in Brazil, partly offset by a change in country mix.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 2 124 million USD in FY13, a small decrease from 2 165 million USD in FY12, as an improved operating performance in Ambev was offset by currency translation effects. Profit attributable to non-controlling interest was 834 million USD in 4Q13, an increase from 736 million USD in 4Q12.

PRESS RELEASE Brussels, 26 February 2014 – 16 / 27

FY13 and 4Q13 profit

Normalized profit attributable to equity holders of AB InBev grew 10.2 % in nominal terms to 7 936 million USD in FY13 from 7 201 million USD in FY12. 4Q13 normalized profit increased by 34.0% in nominal terms to 2 374 million USD, from 1 772 million USD in 4Q12, mainly resulting from a growth of the underlying business and the capture of cost synergies in Mexico, as well as lower net finance costs.

Profit attributable to equity holders of AB InBev was 14 394 million USD in FY13 compared to 7 160 million USD in FY12, mainly reflecting the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement. Profit attributable to equity holders of AB InBev includes the after-tax effect of non-recurring income of 6 458 million USD in FY13 and 145 million USD in 4Q13. These items are excluded in the calculation of normalized profit attributable to equity holders.

FY13 and 4Q13 EPS

Figure 7. Earnings per share (USD)

	FY12	FY13	4Q12	4Q13
Normalized earnings per share	4.50	4.91	1.10	1.46
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.01	3.82	-0.01	0.00
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.01	0.17	0.00	0.08

Basic earnings per share	4.48	8.90	1.09	1.54

Normalized earnings per share (EPS) grew by 9.1% to 4.91 USD in FY13 from 4.50 USD in FY12. EPS in 4Q13 increased by 32.7% to 1.46 USD from 1.10 USD in 4Q12 mainly due to profit growth of the underlying business and the capture of cost synergies in Mexico.

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	FY12	FY13	4Q12	4Q13
Profit attributable to equity holders of AB InBev	7 160	14 394	1 736	2 519
Non-controlling interests	2 165	2 124	736	834
Profit	9 325	16 518	2 472	3 353
Income tax expense	1 680	2 016	492	468
Share of results of associates	-624	-294	-126	-6
Non-recurring net finance cost	18	-283	8	-132
Net finance cost	2 348	2 486	790	669
Non-recurring items above EBIT (incl. non-recurring impairment)	32	-6 240	43	13
Normalized EBIT	12 779	14 203	3 679	4 365
Depreciation, amortization and impairment	2 746	2 985	713	834
Normalized EBITDA	15 525	17 188	4 392	5 199

PRESS RELEASE Brussels, 26 February 2014 – 17 / 27

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)

	FY12	FY13
Operating activities
Profit	9 325	16 518
Revaluation of initial stake in Grupo Modelo	—	-6 415
Interest, taxes and non-cash items included in profit	6 403	7 135

Cash flow from operating activities before changes in working capital and use of provisions	15 728	17 238

Change in working capital	1 099	866
Pension contributions and use of provisions	-621	-653
Interest and taxes (paid)/received	-3 658	-4 193
Dividends received	720	606

Cash flow from operating activities	13 268	13 864

Investing activities
Net capex	-3 089	-3 612
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-1 412	-17 397
Proceeds from the sale of/(investments in) short-term debt securities	-6 702	6 707
Proceeds from the sale of assets held for sale	-3	4 002
Other	-135	19

Cash flow from investing activities	-11 341	-10 281

Financing activities
Dividends paid	-3 632	-6 253
Net (payments on)/proceeds from borrowings	3 649	4 458
Net proceeds from the issue of share capital	102	73
Cash received for deferred shares instrument		1 500
Other (including net finance cost other than interest)	43	563

Cash flow from financing activities	162	341

Net increase/(decrease) in cash and cash equivalents	2 089	3 924

AB InBev delivered an increase in cash and cash equivalents of 3 924 million USD in FY13 compared to an increase of 2 089 million USD in FY12, with the following movements:

•	Cash flow from operating activities reached 13 864 million USD in 2013 compared to 13 268 million USD in 2012. The increase mainly results from higher profit generated in 2013

PRESS RELEASE Brussels, 26 February 2014 – 18 / 27

•	Net cash from investing activities was -10 281 million USD in 2013 as compared to -11 341 million USD in 2012. The evolution of the cash used in investment activities in 2013 is mainly explained by the combination with Grupo Modelo and the sale by Grupo Modelo of its US business to Constellation Brands.

•	Cash flow from financing activities was 341 million USD in FY13, compared to 162 million USD in FY12. The 2013 cash flow from financing activities reflects the funding of the combination with Grupo Modelo, higher dividend payments and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo

Net debt as of 31 December 2013 was 38.8 billion USD, an increase of 8.7 billion USD compared to 31 December 2012 mainly due to the combination with Grupo Modelo.

The net debt to normalized EBITDA ratio increased from 1.94x as at 31 December 2012 to 2.26x as at 31 December 2013, and to 2.16x when including 12 months of Grupo Modelo EBITDA.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2013 amounted to 9 956 million USD. As of 31 December 2013, the company had total liquidity of 17 956 million USD, which consisted of 8.0 billion USD available under committed long-term credit facilities and 9 956 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

Figure 10. Terms and debt repayment schedule as of 31 December 2013 (billion USD)

The statutory auditor, PricewaterhouseCoopers Bedrijfsrevisoren bcvba, represented by Yves Vandenplas, has issued an unmodified report dated 25 February 2014 on the company’s consolidated accounts as of and for the year ended 31 December 2013, and has confirmed that the accounting information reported in this press release in figures 3 to 10 is consistent, in all material respects, with the accounts from which it has been derived.

PRESS RELEASE Brussels, 26 February 2014 – 19 / 27

RECENT EVENTS

Oriental Breweries

On 20 January, Anheuser-Busch InBev, KKR and Affinity Equity Partners announced that an agreement has been entered into whereby AB InBev will reacquire Oriental Brewery (“OB”), the leading brewer in South Korea, from KKR and Affinity for 5.8 billion USD.

This agreement returns OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging target. AB InBev will reacquire OB earlier than July 2014, as it was originally entitled to under the 2009 transaction.

Since KKR and Affinity entered into partnership with OB in 2009, OB has grown to become the largest brewer in South Korea, driven by strong growth of the Cass brand. OB and AB InBev also remained long-term partners through OB’s exclusive license to distribute select AB InBev brands in South Korea such as Budweiser, Corona and Hoegaarden.

The enterprise value for the transaction is 5.8 billion USD, and as a result of an agreement entered into with KKR and Affinity in 2009, AB InBev will receive approximately 320 million USD in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates its EBITDA1 in 2013 was approximately 529 billion KRW or approximately 500 million USD translated at exchange rates at the date of the announcement.

The transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014.

Bond issuance

On 27 January 2014, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 5.25 billion USD aggregate principal amount of bonds, consisting of 1.2 billion USD aggregate principal amount of fixed rate notes due 2017; 300 million USD aggregate principal amount of floating rate notes due 2017; 1.25 billion USD aggregate principal amount of fixed rate notes due 2019; 250 million USD aggregate principal amount of floating rate notes due 2019; 1.4 billion USD aggregate principal amount of fixed rate notes due 2024; and 850 million USD aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

Argentinean peso devaluation

In January 2014, the Argentinean peso underwent a severe devaluation. In 2013, the Argentinean operations represented 4.6% of the company’s consolidated revenue and 5.1% of the company’s consolidated normalized EBITDA. The 2013 Argentinean full year results were translated at an average rate of 5.4466 Argentinean pesos per US dollar. The 2014 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted.

[1]	The calculation of EBITDA used by OB differs from the method used by AB InBev for its normalized EBITDA.

PRESS RELEASE Brussels, 26 February 2014 – 20 / 27

ANNEXES AND TABLES

•	Annex 1: Full Year 2013 (FY13) segment information

•	Annex 2: Fourth Quarter 2013 (4Q13) segment information

•	Annex 3: Full Year 2013 Reference Base

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday, 26 February 2014

2.00pm Brussels / 1.00pm London / 8.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=737281&s=1&k=B4660322D1AC66E372341ACB522895DC

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/31320737

NOTES

AB InBev’s FY13 and FY12, and 4Q13 and 4Q12 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD. To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower cost of sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2012 segment reporting for purposes of our results announcement and internal review by senior management. This presentation (referred to as the “2012 Reference Base”) includes, for comparative purposes, the results of Grupo Modelo as if the combination had taken place on 4 June 2012. Following the combination, the Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

Effective 1 January 2013, the revised IFRS standard “IAS 19 Employee Benefits” has become effective. Under the revised standard, AB InBev presents the net pension interest cost as part of the net finance cost. IAS 19 Employee Benefits requires retrospective application. Accordingly, the 2012 comparative figures have been adjusted as if IAS 19 Revised had always applied.

PRESS RELEASE Brussels, 26 February 2014 – 21 / 27

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to Latin America South. These countries were previously reported within Latin America North. The 2012 Latin America South and Latin America North results have been adjusted for comparative purposes. FY13 and 4Q13 EPS is based upon a weighted average of 1 617 million shares compared to 1 600 million shares for FY12 and 4Q12.

Legal disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2013. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies, and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 24 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 26 February 2014 – 22 / 27

Annex 1

AB InBev Worldwide	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	430 821	3 770	—	-8 652	425 939	-2.0%
of which AB InBev own beer	381 111	3 700	—	-7 634	377 177	-2.0%
Revenue	42 927	212	-1 373	1 428	43 195	3.3%
Cost of sales	-17 754	-105	429	-165	-17 594	-0.9%
Gross profit	25 173	108	-943	1 263	25 601	5.0%
Distribution expenses	-4 082	9	173	-160	-4 061	-3.9%
Sales and marketing expenses	-5 803	-19	123	-259	-5 958	-4.5%
Administrative expenses	-2 544	-5	47	-37	-2 539	-1.5%
Other operating income/(expenses)	793	—	-82	450	1 160	56.8%
Normalized EBIT	13 537	92	-682	1 256	14 203	9.3%
Normalized EBITDA	16 480	122	-753	1 340	17 188	8.1%
Normalized EBITDA margin	38.4%				39.8%	179	bp

North America	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	125 139	275	—	-3 299	122 116	-2.6%
Revenue	16 028	6	-58	48	16 023	0.3%
Cost of sales	-6 615	-17	13	100	-6 519	1.5%
Gross profit	9 412	-11	-45	148	9 504	1.6%
Distribution expenses	-1 319	23	10	51	-1 235	3.9%
Sales and marketing expenses	-1 794	-22	7	-99	-1 908	-5.5%
Administrative expenses	-452	—	2	-47	-497	-10.5%
Other operating income/(expenses)	64	—	—	3	67	5.1%
Normalized EBIT	5 911	-10	-25	56	5 932	0.9%
Normalized EBITDA	6 735	-10	-28	30	6 728	0.4%
Normalized EBITDA margin	42.0%				42.0%	6	bp

Mexico	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	23 038	—	—	-672	22 366	-2.9%
Revenue	2 616	—	76	76	2 769	2.9%
Cost of sales	-1 014	12	-24	157	-869	15.5%
Gross profit	1 602	12	52	233	1 900	14.6%
Distribution expenses	-270	9	-7	36	-232	13.3%
Sales and marketing expenses	-515	13	-14	31	-484	6.1%
Administrative expenses	-338	15	-7	96	-234	28.4%
Other operating income/(expenses)	102	1	3	-2	104	-1.8%
Normalized EBIT	582	50	28	395	1 054	67.9%
Normalized EBITDA	777	50	34	420	1 281	54.0%
Normalized EBITDA margin	29.7%				46.3%	1475	bp

Latin America - North	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	122 382	795	—	-4 049	119 128	-3.3%
Revenue	11 268	131	-1 130	608	10 877	5.4%
Cost of sales	-3 519	-49	358	-283	-3 494	-8.0%
Gross profit	7 748	82	-772	325	7 383	4.2%
Distribution expenses	-1 277	-14	139	-186	-1 338	-14.6%
Sales and marketing expenses	-1 204	-14	118	-45	-1 145	-3.7%
Administrative expenses	-612	-7	60	-30	-589	-4.9%
Other operating income/(expenses)	426	-2	-87	470	807	—
Normalized EBIT	5 081	45	-542	534	5 118	10.5%
Normalized EBITDA	5 787	60	-614	585	5 819	10.1%
Normalized EBITDA margin	51.4%				53.5%	230	bp

Latin America - South	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	38 097	—	—	-1 179	36 918	-3.1%
Revenue	3 209	—	-392	451	3 269	14.1%
Cost of sales	-1 244	—	144	-85	-1 185	-6.8%
Gross profit	1 966	—	-248	367	2 084	18.7%
Distribution expenses	-296	—	43	-56	-309	-18.9%
Sales and marketing expenses	-336	—	40	-49	-346	-14.7%
Administrative expenses	-108	—	10	-13	-112	-12.4%
Other operating income/(expenses)	4	—	-1	-8	-5	—
Normalized EBIT	1 228	—	-157	239	1 311	19.5%
Normalized EBITDA	1 419	—	-175	247	1 491	17.4%
Normalized EBITDA margin	44.2%				45.6%	130	bp

PRESS RELEASE Brussels, 26 February 2014 – 23 / 27

Annex 1

Western Europe	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	29 634	—	—	-1 249	28 385	-4.2%
of which AB InBev own beer	27 887	—	—	-1 207	26 680	-4.3%
Revenue	3 650	—	56	-85	3 620	-2.3%
Cost of sales	-1 555	—	-20	30	-1 544	2.0%
Gross profit	2 095	—	36	-55	2 076	-2.6%
Distribution expenses	-369	—	-7	11	-364	3.1%
Sales and marketing expenses	-663	—	-11	1	-673	0.1%
Administrative expenses	-259	—	-5	—	-264	0.1%
Other operating income/(expenses)	24	—	—	3	27	14.2%
Normalized EBIT	827	—	14	-39	801	-4.8%
Normalized EBITDA	1 163	—	20	-58	1 125	-5.0%
Normalized EBITDA margin	31.9%				31.1%	-86	bp

Central and Eastern Europe	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	22 785	—	—	-3 600	19 185	-15.8%
Revenue	1 668	—	-25	-198	1 445	-11.9%
Cost of sales	-914	—	12	125	-776	13.7%
Gross profit	754	—	-12	-73	669	-9.6%
Distribution expenses	-184	—	3	35	-146	19.1%
Sales and marketing expenses	-400	—	7	15	-378	3.8%
Administrative expenses	-113	—	2	14	-98	12.4%
Other operating income/(expenses)	5	—	—	-2	3	-36.2%
Normalized EBIT	62	—	-1	-10	51	-16.2%
Normalized EBITDA	257	—	-4	-28	225	-11.1%
Normalized EBITDA margin	15.4%				15.5%	14	bp

Asia Pacific	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	57 667	2 923	—	5 197	65 787	9.0%
Revenue	2 690	102	79	483	3 354	17.9%
Cost of sales	-1 565	-64	-43	-213	-1 885	-13.6%
Gross profit	1 125	38	36	270	1 469	24.0%
Distribution expenses	-235	-13	-7	-47	-302	-19.8%
Sales and marketing expenses	-670	-15	-20	-127	-833	-18.9%
Administrative expenses	-274	-12	-7	-23	-317	-8.3%
Other operating income/(expenses)	121	1	3	-16	109	-12.9%
Normalized EBIT	67	-2	4	58	127	86.3%
Normalized EBITDA	396	13	14	124	546	31.5%
Normalized EBITDA margin	14.7%				16.3%	169	bp

Global Export and Holding Companies	FY12 Reference Base	Scope	Currency translation	Organic growth	FY13	Organic growth
Total volumes (thousand hls)	12 079	-223	—	198	12 054	1.7%
Revenue	1 798	-26	22	45	1 839	2.5%
Cost of sales	-1 328	12	-10	3	-1 323	0.2%
Gross profit	471	-13	11	48	516	10.4%
Distribution expenses	-132	4	-2	-5	-135	-3.9%
Sales and marketing expenses	-220	19	-4	14	-191	6.9%
Administrative expenses	-386	—	-8	-34	-429	-8.9%
Other operating income/(expenses)	47	—	1	1	48	1.7%
Normalized EBIT	-221	9	-3	23	-191	10.9%
Normalized EBITDA	-54	9	—	20	-25	44.0%

PRESS RELEASE Brussels, 26 February 2014 – 24 / 27

Annex 2

AB InBev Worldwide	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	111 987	410	—	-1 955	110 442	-1.7%
AB InBev own beer	97 715	410	—	-1 986	96 140	-2.0%
Revenue	11 621	6	-456	540	11 711	4.6%
Cost of sales	-4 620	-1	128	12	-4 482	0.3%
Gross profit	7 001	5	-328	551	7 229	7.9%
Distribution expenses	-1 054	10	48	-51	-1 047	-4.8%
Sales and marketing expenses	-1 465	8	21	-42	-1 477	-2.9%
Administrative expenses	-716	11	18	-116	-802	-16.2%
Other operating income/(expenses)	255	1	-33	239	462	93.8%
Normalized EBIT	4 021	36	-273	582	4 365	14.5%
Normalized EBITDA	4 814	41	-288	632	5 199	13.1%
Normalized EBITDA margin	41.4%				44.4%	336	bp

North America	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	28 664	30	—	-546	28 148	-1.9%
Revenue	3 759	-3	-25	-14	3 717	-0.4%
Cost of sales	-1 576	-2	6	62	-1 510	3.9%
Gross profit	2 183	-5	-19	48	2 207	2.2%
Distribution expenses	-309	6	4	23	-276	7.4%
Sales and marketing expenses	-427	-5	3	-41	-470	-9.5%
Administrative expenses	-100	—	1	-46	-144	-46.2%
Other operating income/(expenses)	17	—	—	-1	16	-7.3%
Normalized EBIT	1 365	-4	-11	-18	1 332	-1.3%
Normalized EBITDA	1 579	-4	-12	-14	1 549	-0.9%
Normalized EBITDA margin	42.0%				41.7%	-23	bp

Mexico	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	10 192	—	—	-458	9 733	-4.5%
Revenue	1 147	—	19	29	1 195	2.5%
Cost of sales	-416	12	-6	44	-366	10.5%
Gross profit	731	12	13	73	828	10.0%
Distribution expenses	-112	9	-1	14	-91	12.3%
Sales and marketing expenses	-215	13	-4	-16	-222	-7.4%
Administrative expenses	-148	15	-1	49	-86	33.0%
Other operating income/(expenses)	24	1	1	18	43	76.8%
Normalized EBIT	279	50	6	138	473	49.4%
Normalized EBITDA	358	50	8	159	575	44.4%
Normalized EBITDA margin	31.2%				48.1%	1274	bp

Latin America - North	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	36 163	5	—	-733	35 435	-2.0%
Revenue	3 388	-1	-317	322	3 393	9.5%
Cost of sales	-979	—	89	-94	-983	-9.6%
Gross profit	2 410	—	-228	228	2 410	9.5%
Distribution expenses	-333	—	33	-62	-362	-18.6%
Sales and marketing expenses	-288	—	15	80	-193	27.8%
Administrative expenses	-128	—	20	-103	-212	-80.6%
Other operating income/(expenses)	136	—	-33	229	331	—
Normalized EBIT	1 797	—	-193	371	1 975	20.7%
Normalized EBITDA	1 972	—	-207	374	2 139	19.0%
Normalized EBITDA margin	58.2%				63.1%	504	bp

Latin America - South	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	11 348	—	—	30	11 378	0.3%
Revenue	1 039	—	-171	174	1 042	16.8%
Cost of sales	-363	—	56	-5	-312	-1.5%
Gross profit	676	—	-115	169	730	25.0%
Distribution expenses	-87	—	17	-15	-85	-17.3%
Sales and marketing expenses	-83	—	16	-25	-91	-29.8%
Administrative expenses	-30	—	5	-9	-33	-29.3%
Other operating income/(expenses)	6	—	-2	—	4	-3.8%
Normalized EBIT	483	—	-78	120	525	24.9%
Normalized EBITDA	536	—	-84	110	562	20.6%
Normalized EBITDA margin	51.6%				53.9%	167	bp

PRESS RELEASE Brussels, 26 February 2014 – 25 / 27

Annex 2

Western Europe	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	7 329	—	—	-264	7 065	-3.6%
AB InBev own beer	6 912	—	—	-252	6 660	-3.6%
Revenue	914	—	30	-26	918	-2.9%
Cost of sales	-390	—	-13	-3	-406	-0.8%
Gross profit	524	—	18	-29	512	-5.6%
Distribution expenses	-87	—	-3	—	-90	-0.1%
Sales and marketing expenses	-154	—	-6	6	-153	3.8%
Administrative expenses	-68	—	-2	-11	-81	-15.9%
Other operating income/(expenses)	11	—	—	-1	9	-13.2%
Normalized EBIT	226	—	7	-36	197	-15.8%
Normalized EBITDA	312	—	9	-34	287	-11.1%
Normalized EBITDA margin	34.1%				31.2%	-288	bp

Central and Eastern Europe	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	4 943	—	—	-1 225	3 718	-24.8%
Revenue	375	—	-11	-47	317	-12.5%
Cost of sales	-211	—	5	44	-162	20.7%
Gross profit	164	—	-6	-3	155	-1.9%
Distribution expenses	-39	—	1	8	-30	20.6%
Sales and marketing expenses	-105	—	3	5	-97	4.6%
Administrative expenses	-37	—	1	2	-34	5.3%
Other operating income/(expenses)	—	—	—	3	3	—
Normalized EBIT	-17	—	-1	15	-3	87.1%
Normalized EBITDA	32	—	-2	10	41	31.1%
Normalized EBITDA margin	8.6%				12.9%	431	bp

Asia Pacific	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	9 861	410	—	973	11 244	9.9%
Revenue	525	14	14	83	635	15.8%
Cost of sales	-347	-14	-8	-34	-403	-9.9%
Gross profit	178	—	5	49	232	27.5%
Distribution expenses	-51	-5	-2	-15	-73	-30.0%
Sales and marketing expenses	-140	-5	-5	-50	-199	-35.6%
Administrative expenses	-86	-4	-2	11	-82	12.3%
Other operating income/(expenses)	49	1	1	-10	41	-20.3%
Normalized EBIT	-50	-14	-2	-16	-81	-31.1%
Normalized EBITDA	44	-8	1	12	50	27.9%
Normalized EBITDA margin	8.5%				7.8%	88	bp

Global Export and Holding Companies	4Q12 Reference base	Scope	Currency translation	Organic growth	4Q13	Organic growth
Total volumes (thousand hls)	3 487	-35	—	269	3 721	7.8%
Revenue	473	-4	5	18	492	3.8%
Cost of sales	-338	2	-1	-1	-338	-0.3%
Gross profit	136	-2	4	17	154	12.8%
Distribution expenses	-37	1	-1	-3	-39	-7.1%
Sales and marketing expenses	-54	5	-2	-1	-53	-2.6%
Administrative expenses	-119	—	-4	-8	-131	-6.9%
Other operating income/(expenses)	12	—	—	2	14	19.5%
Normalized EBIT	-62	3	-3	7	-54	12.3%
Normalized EBITDA	-21	3	-1	15	-4	86.6%

PRESS RELEASE Brussels, 26 February 2014 – 26 / 27

Annex 3

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	2013
	Reference	Reference	Reference	Reference	Reference
AB InBev Worldwide	Base	Base	Base	Base	Base
Volumes	100 922	114 758	119 664	110 442	445 786
Revenue	10 422	11 653	11 712	11 696	45 483
Cost of sales	-4 447	-4 883	-4 750	-4 475	-18 555
Gross profit	5 975	6 770	6 962	7 221	26 928
Distribution expenses	-1 069	-1 096	-1 076	-1 045	-4 286
Sales & marketing expenses	-1 496	-1 756	-1 610	-1 476	-6 338
Administrative expenses	-612	-692	-662	-800	-2 766
Other operating	250	261	289	462	1 262
Normalized EBIT	3 048	3 488	3 904	4 361	14 800
Normalized EBITDA	3 821	4 268	4 659	5 194	17 943
Normalized EBITDA margin	36.7%	36.6%	39.8%	44.4%	39.4%

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	2013
	Reference	Reference	Reference	Reference	Reference
North America	Base	Base	Base	Base	Base
Volumes	28 356	32 368	33 243	28 148	122 116
Revenue	3 683	4 279	4 343	3 717	16 023
Cost of sales	-1 534	-1 732	-1 742	-1 510	-6 519
Gross profit	2 149	2 547	2 601	2 207	9 504
Distribution expenses	-314	-321	-323	-276	-1 235
Sales & marketing expenses	-444	-481	-513	-470	-1 908
Administrative expenses	-118	-113	-121	-144	-497
Other operating	15	16	20	16	67
Normalized EBIT	1 288	1 648	1 664	1 332	5 932
Normalized EBITDA	1 480	1 840	1 858	1 549	6 728
Normalized EBITDA margin	40.2%	43.0%	42.8%	41.7%	42.0%

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	2013
	Reference	Reference	Reference	Reference	Reference
Mexico	Base	Base	Base	Base	Base
Volumes	8 835	10 306	9 311	9 733	38 185
Revenue	1 049	1 286	1 150	1 183	4 669
Cost of sales	-400	-453	-354	-362	-1 570
Gross profit	649	833	796	821	3 099
Distribution expenses	-121	-128	-105	-90	-443
Sales & marketing expenses	-208	-224	-192	-220	-844
Administrative expenses	-118	-139	-112	-84	-455
Other operating	54	50	53	43	200
Normalized EBIT	256	392	440	470	1 557
Normalized EBITDA	349	487	533	571	1 940
Normalized EBITDA margin		37.9%	46.3%	48.2%	41.5%

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	2013
	Reference	Reference	Reference	Reference	Reference
Latin America North	Base	Base	Base	Base	Base
Volumes	28 573	27 251	28 830	35 773	120 427
Revenue	2 635	2 483	2 464	3 428	11 010
Cost of sales	-907	-855	-810	-1 005	-3 576
Gross profit	1 728	1 628	1 655	2 423	7 434
Distribution expenses	-348	-325	-314	-365	-1 351
Sales & marketing expenses	-312	-385	-257	-194	-1 147
Administrative expenses	-124	-142	-114	-212	-591
Other operating	160	142	174	331	807
Normalized EBIT	1 105	919	1 144	1 984	5 151
Normalized EBITDA	1 294	1 109	1 306	2 150	5 858
Normalized EBITDA margin	49.1%	44.7%	53.0%	62.7%	53.2%

PRESS RELEASE Brussels, 26 February 2014 – 27 / 27

Annex 3

Latin America South	1Q 2013 Reference Base	2Q 2013 Reference Base	3Q 2013 Reference Base	4Q 2013 Reference Base	2013 Reference Base
Volumes	9 825	7 548	8 167	11 378	36 918
Revenue	871	649	706	1 042	3 269
Cost of sales	-315	-279	-278	-312	-1 185
Gross profit	556	370	428	730	2 084
Distribution expenses	-85	-67	-73	-85	-309
Sales & marketing expenses	-94	-85	-75	-91	-346
Administrative expenses	-24	-28	-27	-33	-112
Other operating	-4	-6	0	4	-5
Normalized EBIT	349	185	252	525	1 311
Normalized EBITDA	396	233	301	562	1 491
Normalized EBITDA margin	45.4%	35.8%	42.6%	53.9%	45.6%

Europe	1Q 2013 Reference Base	2Q 2013 Reference Base	3Q 2013 Reference Base	4Q 2013 Reference Base	2013 Reference Base
Volumes	9 227	14 133	13 119	10 551	47 030
Revenue	975	1 440	1 391	1 215	5 021
Cost of sales	-480	-633	-608	-552	-2 272
Gross profit	496	807	783	663	2 749
Distribution expenses	-112	-140	-133	-118	-503
Sales & marketing expenses	-231	-298	-284	-252	-1 066
Administrative expenses	-84	-83	-81	-116	-364
Other operating	3	7	10	12	32
Normalized EBIT	72	293	295	189	849
Normalized EBITDA	190	415	416	320	1 341
Normalized EBITDA margin	19.4%	28.8%	29.9%	26.3%	26.7%

Asia Pacific	1Q 2013 Reference Base	2Q 2013 Reference Base	3Q 2013 Reference Base	4Q 2013 Reference Base	2013 Reference Base
Volumes	12 614	18 907	23 022	11 244	65 787
Revenue	703	916	1 100	635	3 354
Cost of sales	-418	-498	-565	-403	-1 885
Gross profit	284	418	535	232	1 469
Distribution expenses	-58	-79	-92	-73	-302
Sales & marketing expenses	-158	-232	-243	-199	-833
Administrative expenses	-64	-82	-90	-82	-317
Other operating	10	38	20	41	109
Normalized EBIT	14	64	130	-81	127
Normalized EBITDA	113	157	227	50	546
Normalized EBITDA margin	16.1%	17.1%	20.6%	7.8%	16.3%

Global Export & Holding Companies	1Q 2013 Reference Base	2Q 2013 Reference Base	3Q 2013 Reference Base	4Q 2013 Reference Base	2013 Reference Base
Volumes	3 490	4 246	3 972	3 615	15 323
Revenue	505	599	558	475	2 138
Cost of sales	-393	-432	-393	-331	-1 549
Gross profit	112	167	165	144	589
Distribution expenses	-31	-38	-36	-38	-143
Sales & marketing expenses	-49	-49	-46	-50	-194
Administrative expenses	-80	-105	-116	-129	-430
Other operating	12	13	13	14	52
Normalized EBIT	-35	-12	-20	-58	-126
Normalized EBITDA	0	26	20	-7	40